Linklaters LLP 1345 Avenue of the Americas New York, NY 10105
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100

Ms. Ellie Bavaria
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

By Edgar	November 6, 2013

Dear Ms. Bavaria

Hungary

Registration Statement under Schedule B

File No. 333-191209

On behalf of Hungary, we hereby request that the effectiveness of Hungary’s Registration Statement No. 333-191209 be accelerated to 9:00 a.m., Friday November 8, or as soon thereafter as possible.

Please call the undersigned at (212) 903 9014, should you require any additional information or have any questions.

Yours sincerely,

/s/ Jeffrey C. Cohen

Jeffrey C. Cohen

cc:	Dr. Zsolt Szita

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a multinational limited liability partnership registered in England and Wales with registered number OC326345 including solicitors of the Senior Courts of England and Wales, members of the New York and District of Columbia Bars and foreign legal consultants in New York. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com.

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